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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ARTISTdirect, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04315D400

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 04315D400	13G	Page 2 of 4 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Keith K. Yokomoto

2	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 178,905

	6	Shared Voting Power 0

	7	Sole Dispositive Power 178,905

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 178,905

10	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares	[ ]

11	Percent of Class Represented by Amount in Row 9 5.1%

12	Type of Reporting Person IN

CUSIP NO. 04315D400	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer: ARTISTdirect, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 10900 Wilshire Boulevard, Suite 1400 Los Angeles, CA 90024

Item 2(a).	Name of Person Filing: Keith K. Yokomoto

Item 2(b).	Address of Principal Business Office or, if None, Residence: 10900 Wilshire Boulevard, Suite 1400 Los Angeles, CA 90024

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 04315D400

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

Item 4.	Ownership:
(a) Amount Beneficially Owned: 178,905

(b) Percent of Class: 5.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 178,905

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 178,905

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

CUSIP No. 04315D400	13G	Page 4 of 4 Pages

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8:	Identification and Classification of Members of the Group.

Not Applicable.

Item 9:	Notice of Dissolution of Group.

Not Applicable.

Item 10:	Certifications.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2004
Date
/s/ KEITH K. YOKOMOTO
(Signature)
Name:	Keith K. Yokomoto
Title:	Director of ARTISTdirect, Inc.